Exhibit 99.1

Zentek Adds Direct-to-Consumer Channel for ZenGUARD TM, Alongside Its Government and Institutional Sales

Canadian-developed, patented filter technology now available at zenguard.com, shipped from Ontario with subscription refills

GUELPH, ON, November 12, 2026. Zentek Ltd. ("Zentek" or the "Company") (TSXV: ZEN; OTCQX: ZTEKF) today announced the launch of its ZenGUARD™ online store at zenguard.com. The store is an additional sales channel. It adds direct sales to households alongside Zentek's existing government and institutional channels, which continue unchanged.

Customers can now order ZenGUARD™ air filters for residential furnaces and air handlers, along with ZenGUARD™ masks, and have them shipped to their door from Ontario.

ZenGUARD™ is a Canadian innovation: a graphene-based filter coating developed by Zentek in Ontario, patented, and made in Canada.

The Government of Canada supported ZenGUARD™ from development through to purchase. Under the Innovative Solutions Canada Testing Stream, the National Research Council of Canada validated ZenGUARD™ in a simulated classroom. In May 2026, Innovative Solutions Canada added ZenGUARD™ Enhanced Air Filters to its Pathway to Commercialization source list, which lets any federal department or agency buy them directly for three years. Government of Canada orders are placed through Zentek's standing offer with Public Services and Procurement Canada (PSPC). On October 1, 2026, Zentek shipped its first Government of Canada ZenGUARD™ order under that standing offer. The same filters are now available to Canadian households.

In independent testing at LMS Technologies, an ISO 17025 accredited lab, a ZenGUARD™ -coated filter captured 74.9% of a test virus in a single pass, compared with 57.0% for the same filter media without the coating (July 2026). That is about 30% more captured by the same filter. The same lab found no detectable release of the coating from the filter (March 2025, after 20 months of ageing). The shedding result was previously announced in the Company's news release dated March 12, 2025. Earlier ZenGUARD™ viral filtration results were announced in news releases dated September 6, 2023 and June 12, 2025, and National Research Council of Canada results were described in the news release dated May 13, 2026.

These are laboratory results under controlled conditions, not measurements in a home. Results may vary depending on HVAC configuration, airflow, filter fit, operating conditions, replacement frequency and other factors.

"ZenGUARD™ was invented, tested and patented by a Canadian team, and it is made here. The Government of Canada helped us prove it and now buys it. I want to thank Innovative Solutions Canada, the National Research Council of Canada and Public Services and Procurement Canada for backing made-in-Canada innovation from the lab, through commercialization, to a purchase order. Today Canadians can order it to their door." said Mohammed (Moe) Jiwan, Chief Executive Officer of Zentek.

About Zentek Ltd.

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. Core platforms are Albany Graphite, ZenGUARD™, and Triera. Albany is the Company's principal critical minerals asset.

For further information:

Mohammed (Moe) Jiwan
Chief Executive Officer, Zentek Ltd.
T: 437-826-3779
E: mjiwan2@zentek.com

www.zentek.com · zenguard.com

Forward-looking information

This news release contains forward-looking information, including statements about the planned French-language site and refreshed packaging, the development of ZenGUARD™ adaptations for military vehicles, defence facilities and field use, the expected performance of the direct-to-consumer channel and subscriptions, and future reporting of results. These statements are based on current expectations and assumptions and are subject to risks and uncertainties, including customer demand, supply and fulfilment, competition, and regulatory requirements, that could cause actual results to differ materially. Readers should not place undue reliance on forward-looking information. Zentek does not undertake to update it except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.